February 4, 2020

Fredi Nisan
Chief Executive Officer
GreenBox POS
8880 Rio San Diego Drive, Suite 102
San Diego, California 92108

       Re: GreenBox POS
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           File No. 1-34294

Dear Mr. Nisan:

        We issued a comment to you on the above captioned filing on December 31, 2019. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by February 19, 2020.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at
(202) 551-
3344 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services